Flagstone Reinsurance Holdings Limited
Crawford House, 23 Church Street
Hamilton HM 11, Bermuda

CONFIDENTIAL TREATMENT REQUESTED BY
FLAGSTONE REINSURANCE HOLDINGS LIMITED

November 11, 2009

via EDGAR

Mr. Michael Rosenthall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Flagstone Reinsurance Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
DEF 14A Filed April 14, 2009
File No. 001-33364

Dear Mr. Rosenthall:

On the behalf of Flagstone Reinsurance Holdings Limited (the “Company”), this letter acknowledges receipt of the facsimile letter dated October 29, 2009 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company.  This letter provides responses to follow up comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the definitive proxy statement on Schedule 14A (the “Proxy”) filed by the Company with the Commission on April 14, 2009.

For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to such comment.  The page numbers in the bold captions refer to pages in the Proxy, as filed with the Commission.

CONFIDENTIAL TREATMENT REQUESTED BY
FLAGSTONE REINSURANCE HOLDINGS LIMITED

RESPONSES

Compensation Discussion and Analysis

Annual Cash Bonuses, page 10

1.
We note your response that you believe disclosure of any of your strategic objectives would cause your company competitive harm.  Please note the Staff’s position is that disclosure of all objectives used in determining incentive compensation for named executive officers is material to an investor’s understanding of your compensation plan unless these goals can be excluded pursuant to Instruction 4 to Item 402(b).  Our prior comment 2 asked that you identify and discuss each of these goals and if you believe disclosure of these goals is likely to cause competitive harm to submit an analysis supporting this belief.  Please note, we will not be in a position to agree with your analysis or disagree with your analysis if we do not know what these goals are.  Please submit a detailed analysis identifying the goals and explaining how the disclosure of each goal is likely to cause competitive harm.  As our letters are publicly available following the completion of our review, you should consider submitting a Rule 83 request for the portions of your analysis that disclose information you consider confidential.

Response:                      In addition to the proposed disclosure previously submitted to the Staff in the Company’s letter dated October 23, 2009, the Company proposes to add the disclosure set forth below, modified to reflect any changes to the facts.  The Company confirms that it will discuss the achievement and rating of each Named Executives Officer’s performance during the year.

Proposed Disclosure - Compensation Discussion and Analysis – Annual Cash Bonuses, page 10 of the Proxy

Named Executive Officer Goals

The 2009 goals for each Named Executive Officer are set forth below.

CONFIDENTIAL TREATMENT REQUESTED BY
FLAGSTONE REINSURANCE HOLDINGS LIMITED

Mr. Byrne – Mr. Byrne’s goals for 2009 were:

i.	Drive the transition of Island Heritage from status quo to our new vision for the company.
ii.	Resolve and sign off on MOSAIC Dynamic Risk Model ("MDRM")/transformed risk measure etc. so we can implement in underwriting and risk management (e.g. reinsurance buying decisions).
iii.	[Confidential treatment requested by Flagstone Reinsurance Holdings Limited – FSR 001]
iv.	Focus on getting the most out of what we have built and bought.

Mr. Brown - Mr. Brown’s goals for 2009 were:
i.	[Confidential treatment requested by Flagstone Reinsurance Holdings Limited – FSR 002]
ii.	Integration. Get technical, underwriting and cultural integration of all underwriting platforms accomplished.
iii.	[Confidential treatment requested by Flagstone Reinsurance Holdings Limited – FSR 003]
iv.	[Confidential treatment requested by Flagstone Reinsurance Holdings Limited – FSR 004]

Mr. Boisvert - Mr. Boisvert’s goals for 2009 were:
i.	[Confidential treatment requested by Flagstone Reinsurance Holdings Limited – FSR 005]
ii.	Integrate the finance /reporting for our new acquisitions.
iii.	[Confidential treatment requested by Flagstone Reinsurance Holdings Limited – FSR 006]
iv.	Rationalise and automate the finance function.

CONFIDENTIAL TREATMENT REQUESTED BY
FLAGSTONE REINSURANCE HOLDINGS LIMITED

Mr. Flitman - Mr. Flitman’s goals for 2009 were:
i.	Implement MOSAIC Dynamic Risk Model ("MDRM").
ii.	[Confidential treatment requested by Flagstone Reinsurance Holdings Limited – FSR 007]
iii.	Automate the portfolio tools developed.
iv.	Build us the best marginal pricing and portfolio analytics tools in the business.

Mr. Prestia - Mr. Prestia’s goals for 2009 were:
i.	Provide our clients and brokers with superior service while also exceeding our profitability targets.
ii.	[Confidential treatment requested by Flagstone Reinsurance Holdings Limited – FSR 008]
iii.	[Confidential treatment requested by Flagstone Reinsurance Holdings Limited – FSR 009]
iv.	Continue training and development of our Bermuda based North American property and specialty underwriting team.

The Company does not disclose certain confidential individual performance objectives to be achieved in order for the Company’s Named Executive Officers to earn their respective bonus payments because disclosure of such objectives would result in competitive harm and may therefore be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

In addition, Flagstone hereby acknowledges (i) that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (441) 278-4305.

Sincerely,

/s/:  William Fawcett

William F. Fawcett
General Counsel
Flagstone Reinsurance Holdings Limited

cc:           David A. Brown
Chief Executive Officer, Deputy Chairman and Director
Flagstone Reinsurance Holdings Limited

Patrick Boisvert
Chief Financial Officer
Flagstone Reinsurance Holdings Limited

Ronald  Cami, Esquire
Cravath, Swaine & Moore LLP

John Johnston
Deloitte & Touche